UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807206

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807206

1.	Names of Reporting Persons Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,967,353*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,967,353*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. 885807206

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 138,183*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 138,183*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,105,536

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Appendix A, Note 3.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 218,008*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 218,008*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,185,361

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 4.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 291,005*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 291,005*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,258,358

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 5.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 840,578*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 840,578*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,807,931

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.2%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 6.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,560*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 74,560*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,041,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 7.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 283,066*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 283,066*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,250,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 8.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 363,253*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 363,253*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,330,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 9.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,883*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 53,883*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,021,236

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 10.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 82,275*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 82,275*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,049,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 11.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,519*

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 12,519*

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,979,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 12.

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 885807206

1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,967,353**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,967,353**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

**          Comprised of shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 170 Harbor Way, Suite 300, South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2015
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird, Managing Director of the General Partner

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13G — THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, a California Limited Partnership	4,967,353	Note 1			7.9%

David L. Anderson	138,183	Note 3			0.2%
			5,105,536	Note 2	8.1%

G. Leonard Baker, Jr.	218,008	Note 4			0.3%
			5,185,361	Note 2	8.2%

William H. Younger, Jr.	291,005	Note 5			0.5%
			5,258,358	Note 2	8.3%

Tench Coxe	840,578	Note 6			1.3%
			5,807,931	Note 2	9.2%

James C. Gaither	74,560	Note 7			0.1%
			5,041,913	Note 2	8.0%

James N. White	283,066	Note 8			0.4%
			5,250,419	Note 2	8.3%

Jeffrey W. Bird	363,253	Note 9			0.6%
			5,330,606	Note 2	8.4%

David E. Sweet	53,883	Note 10			0.1%
			5,021,236	Note 2	8.0%

Andrew T. Sheehan	82,275	Note 11			0.1%
			5,049,628	Note 2	8.0%

Michael L. Speiser	12,519	Note 12			0.0%
			4,979,872	Note 2	7.9%

Stefan A. Dyckerhoff	0				0.0%
			4,967,353	Note 2	7.9%

Samuel J. Pullara III	0				0.0%
			4,967,353	Note 2	7.9%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 251,955 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) plus all shares (and shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Sutter Hill Ventures, a California Limited Partnership of which the reporting person is a Managing Director of the General Partner.

Note 3:  Comprised of 16,375 shares (including 484 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The Anderson Living Trust of which the reporting person is the trustee, 78,038 shares held by a retirement trust for the benefit of the reporting person and 43,770 shares (including 6,660 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 139,183 shares (including 7,022 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The Baker Revocable Trust of which the reporting person is a trustee and 78,825 shares (including 4,215 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 106,773 shares (including 17,498 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 112,480 shares held by a retirement trust for the benefit of the reporting person and 71,752 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 6:  Comprised of 300,968 shares (including 6,088  shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The Coxe Revocable Trust of which the reporting person is a trustee, 182,828 shares held by a retirement trust for the benefit of the reporting person and 356,782 shares (including 36,706 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 7:  Comprised of 52,638  shares (including 3,037  shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The Gaither Revocable Trust of which the reporting person is the trustee and 21,922  shares (including 2,111 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8:  Comprised of 278,990 shares (including 14,321 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The White Revocable Trust of which the reporting person is a trustee and 4,076 shares held in a Roth IRA for the benefit of the reporting person.

Note 9:  Comprised of 257,334 shares (including 13,188 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 919 shares held in a Roth IRA for the benefit of the reporting person and 105,000 shares of director’s options that are fully vested and exercisable within 60 days after 12/31/14.

Note 10:  Comprised of 11,793 shares (including 481 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 42,090 shares (including 2,295 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 82,275 shares (including 4,110 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 12,519 shares (including 635 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in the Speiser Trust of which the reporting person is a trustee.